UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NextDecade Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

65342K 105

(CUSIP Number)

Paul Moss-Bowpitt

Legal Director – Head of Corporate Transactions

TotalEnergies SE

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4744-4546

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Sept. 7, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 2 of 14 Pages

(1)	Names of Reporting Persons TotalEnergies SE
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 44,900,323
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 44,900,323
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 44,900,323
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 17.5%*
(14)	Type of Reporting Person CO

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 3 of 14 Pages

(1)	Names of Reporting Persons TotalEnergies Gestion USA SARL
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 44,900,323
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 44,900,323
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 44,900,323
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 17.5%*
(14)	Type of Reporting Person CO

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 4 of 14 Pages

(1)	Names of Reporting Persons TotalEnergies Holdings USA, Inc.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 44,900,323
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 44,900,323
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 44,900,323
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 17.5%*
(14)	Type of Reporting Person CO

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 5 of 14 Pages

(1)	Names of Reporting Persons TotalEnergies Delaware, Inc.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 44,900,323
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 44,900,323
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 44,900,323
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 17.5%*
(14)	Type of Reporting Person CO

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 6 of 14 Pages

(1)	Names of Reporting Persons Global LNG North America Corp.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 44,900,323
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 44,900,323
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 44,900,323
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 17.5%*
(14)	Type of Reporting Person CO

*	Percentage calculated based on 241,771,221 shares of common stock outstanding as of September 7, 2023, as reported by NextDecade Corporation (the “Issuer”) to the Reporting Persons, plus the 14,802,055 shares (the “Tranche 3 Shares”) of common stock issued to Global LNG North America Corp. (“GLNG NA”) on September 8, 2023 in connection with the third closing pursuant to the Common Stock Purchase Agreement, dated June 13, 2023, between the Issuer and GLNG NA. Because all of the material conditions under the Stock Purchase Agreement for the Reporting Persons’ acquisition of the Tranche 3 Shares were satisfied following the receipt of stockholder approval for the issuance of the Tranche 3 Shares at the special meeting of the Issuer’s stockholders held on September 7, 2023, the Reporting Persons were deemed to beneficially own the Tranche 3 Shares as of September 7, 2023.

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 7 of 14 Pages

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D on Schedule 13D/A amends the Schedule 13D of TotalEnergies SE, a European company (societas europaea or SE) organized under the laws of the Republic of France (“TotalEnergies” and, together with all its direct and indirect subsidiaries, the “Group”), TotalEnergies Gestion USA SARL, a société à responsabilité limitée organized under the laws of the Republic of France and a direct, wholly owned subsidiary of TotalEnergies SE (“TotalEnergies Gestion USA”), TotalEnergies Holdings USA, Inc., a Delaware corporation and a direct, wholly owned subsidiary of TotalEnergies Gestion USA (“TotalEnergies Holdings USA”), TotalEnergies Delaware, Inc., a Delaware corporation and a direct, wholly owned subsidiary of TotalEnergies Holdings USA (“TotalEnergies Delaware”), and Global LNG North America Corp., a Delaware corporation and a direct, wholly owned subsidiary of TotalEnergies Delaware (“GLNG NA” and, collectively with TotalEnergies, TotalEnergies Gestion USA, TotalEnergies Holdings USA and TotalEnergies Delaware, the “Reporting Persons”), that was initially filed on June 23, 2023 (the “Initial Filing”) with the Securities and Exchange Commission, as amended by Amendment No. 1 to Schedule 13D on Schedule 13D/A that was filed by the Reporting Persons on July 14, 2023 (the Initial Filing, as so amended, the “Prior Filing”; the Prior Filing, as amended by this Amendment No. 2, the “Schedule 13D”), relating to the shares of Common Stock of the Issuer. Information reported in the Prior Filing remains in effect except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment No. 2. Capitalized terms used but not defined in this Amendment No. 2 have the respective meanings set forth in the Prior Filing.

Item 2.	Identity and Background.

This Amendment No. 2 amends and supplements Item 2 of the Prior Filing as follows by reference to the updated Schedule A and the date of this Amendment No. 2:

Attached is an updated Schedule A listing the Reporting Persons’ directors and executive officers.

(d)-(e) Other than as disclosed by TotalEnergies in its Annual Reports on Form 20-F and Current Reports on Form 6-K filed with the Securities and Exchange Commission between 2018 and 2023, during the past five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of their respective directors or executive officers (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 2 amends Item 3 of the Prior Filing in its entirety as set forth below:

As more fully described in Item 6, on June 14, 2023, GLNG NA purchased 8,026,165 shares of Common Stock for an aggregate consideration of $39,999,998.51, in connection with the Tranche 1 Closing (as defined below), pursuant to Common Stock Purchase Agreement, dated June 13, 2023, between the Issuer and GLNG NA (the “Stock Purchase Agreement”). As more fully described in Item 6, on July 27, 2023, GLNG NA purchased 22,072,103 shares of Common Stock for an aggregate consideration of $110,000,739.72, in connection with the Tranche 2 Closing (as defined below), pursuant to the Stock Purchase Agreement. As more fully described in Item 6, on September 8, 2023, GLNG NA purchased 14,802,055 shares of Common Stock for an aggregate consideration of $69,399,267.77 in connection with the Tranche 3 Closing (as defined below), pursuant to the Stock Purchase Agreement.

The funds for the purchase of such shares were obtained from TotalEnergies’ general working capital.

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 8 of 14 Pages

Item 4.	Purpose of Transaction.

This Amendment No. 2 amends Item 4 of the Prior Filing in its entirety as set forth below:

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes, as part of a broader investment toward the development of the Issuer’s Rio Grande multi-plant integrated natural gas and liquefaction and LNG export terminal facility to be located at the Port of Brownsville in southern Texas (the “Rio Grande Facility”).

The Reporting Persons acquired the Tranche 1 Shares (as defined below) in connection with the Tranche 1 Closing, the Tranche 2 Shares (as defined below) in connection with the Tranche 2 Closing, and the Tranche 3 Shares in connection with the Tranche 3 Closing, each as described in Item 6 below.

The information set forth under Item 6 is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and may determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, or (2) to dispose of all or a portion of the securities of the Issuer owned by them through public offerings (including pursuant to a resale registration statement to be filed by the Issuer pursuant to the Registration Rights Agreement (as defined below), discussed in Item 6) or private transactions or (3) to take any other available course of action. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospectus; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

In addition, pursuant to the terms of the Purchaser Rights Agreement (as defined below) discussed in Item 6, the Reporting Persons have the right to designate a director to the Issuer’s Board of Directors (the “Board”). The Reporting Persons’ initial designee was appointed to the Board on August 8, 2023. Such designee, or any successor designee, may in his or her capacity as GLNG NA’s designee to the Board have influence over corporate activities of the Issuer, including activities which may relate to Items 4(a)-(j) of Schedule 13D.

From time to time, the Reporting Persons may formulate plans or proposals for, hold discussions with the Board, the Issuer’s management and shareholders, and other parties about, and reserve the right to explore, or make plans or proposals relating to, transactions, discussions or actions that relate to or would result in any of the matters specified in Items 4(a)-(j) of Schedule 13D. In the course of the Reporting Persons’ discussions with the Board and/or members of the Issuer’s management team concerning a broad range of operational and strategic matters, and engagement with other stockholders of the Issuer, the Reporting Persons may consider or explore certain extraordinary corporate transactions, such as: mergers, reorganizations or take-private transactions, sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. The Reporting Persons’ consideration or discussion of any action would be based on their own assessment of various relevant considerations and any subsequent developments affecting the Issuer and its prospects.

In addition to the transactions contemplated by the Stock Purchase Agreement, the Registration Rights Agreement and the Purchaser Rights Agreement, the Issuer and GLNG NA have entered into definitive documentation with respect to GLNG NA’s equity investment in Rio Grande LNG Intermediate Holdings, LLC (“JVCo”), which indirectly will own the Issuer’s first three liquefaction trains and related common facilities (the “P1 Train Facilities”) for the Rio Grande Facility. GLNG NA, together with an affiliate (collectively, the “Contribution Support Parties”), are providing equity credit support in respect of approximately $150 million of the Issuer’s committed equity contributions required to be made to JVCo, which is supported by a pledge of a portion of the limited liability company interests of JVCo indirectly held by the Issuer. The Contribution Support Parties’ equity credit support obligations will be reduced proportionately with the Issuer’s funding of its equity contribution commitments and the corresponding pledge of limited liability company interests will be released. In addition, provided that GLNG NA exercises certain LNG purchase options with respect to the fourth liquefication train (“Train 4”) project at the Rio Grande Facility and the fifth liquefication train (“Train 5”) project at the Rio Grande Facility, GLNG NA will have a right to invest in Train 4 and Train 5, respectively, in respect to 10% of their equity capital. GLNG NA also has a right to participate in the funding of any carbon capture and storage project deployed at or in connection with the first five liquefaction trains of the Rio Grande Facility in proportion to GLNG NA’s equity investment in JVCo, Train 4 or Train 5, respectively. Certain affiliates of the Reporting Persons have agreed to provide contingent credit support to certain lenders in respect of the P1 Train Facilities. As a result of the Reporting Persons’ commitments and investments in the Issuer and its affiliates, the Reporting Persons may have additional influence over corporate activities of the Issuer, including activities which may relate to Items 4(a)-(j) of Schedule 13D.

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 9 of 14 Pages

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 2 amends Item 5 of the Prior Filing in its entirety as set forth below:

(a) – (b) The number of shares of Common Stock to which this Schedule 13D relates is 44,900,323, constituting 17.5% of the 256,573,276 shares of Common Stock outstanding upon the completion of the Tranche 3 Closing, which represents 241,771,221 shares of Common Stock outstanding as of September 7, 2023, as reported by the Issuer to the Reporting Persons, plus the 14,802,055 Tranche 3 Shares issued on September 8, 2023 to GLNG NA in connection with the third closing pursuant to the Stock Purchase Agreement.

GLNG NA is a direct, wholly owned subsidiary of TotalEnergies Delaware, which is a direct, wholly owned subsidiary of TotalEnergies Holdings USA, which is a direct, wholly owned subsidiary of TotalEnergies Gestion USA, which is a direct, wholly owned subsidiary of TotalEnergies. As a result, each of GLNG NA, TotalEnergies Delaware, TotalEnergies Holdings USA, TotalEnergies Gestion USA and TotalEnergies may be deemed to beneficially own the shares of Common Stock reported on this Schedule 13D.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of any shares of Common Stock separate from the Shares beneficially owned by the Reporting Persons.

(c)	Except for the purchase of the Tranche 2 Shares in connection with the Tranche 2 Closing, as described in Item 4, during the past 60 days none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A has effected any transactions in Common Stock.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 2 amends Item 6 of the Prior Filing in its entirety as set forth below:

On June 13, 2023, the Issuer and GLNG NA entered into a common stock purchase agreement (the “Stock Purchase Agreement”), pursuant to which the Issuer agreed to sell, and GLNG NA agreed to purchase, in a transaction exempt from the registration requirements of the Securities Act of 1933, (i) an aggregate of 8,026,165 shares (the “Tranche 1 Shares”) of Common Stock, at a purchase price of $4.9837 per share, for an aggregate purchase price of $39,999,998.51, (ii) an aggregate of 22,072,103 shares (the “Tranche 2 Shares”) of Common Stock, at a purchase price of $4.9837 per share, for an aggregate purchase price of $110,000,739.72, and (iii) a number of shares of Common Stock such that, following the conversion of each of the Issuer’s Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock (collectively, the “Convertible Preferred Stock”) into shares of Common Stock pursuant to their respective terms, GNLG NA will own (when including the Tranche 1 Shares and Tranche 2 Shares) an aggregate of 17.5% of the Common Stock of the Issuer then-outstanding (the “Tranche 3 Shares” and, collectively with the Tranche 1 Shares and Tranche 2 Shares, the “Shares”), for an aggregate purchase price of $69,399,261.77. The issuance and sale of the Tranche 1 Shares closed on June 14, 2023 (the “Tranche 1 Closing”) and the issuance of sale of the Tranche 2 shares closed on July 27, 2023 (the “Tranche 2 Closing”).

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 10 of 14 Pages

The issuance and sale of the Tranche 3 Shares (the “Tranche 3 Closing” and, collectively with the Tranche 1 Closing and the Tranche 2 Closing, the “Closings”) was approved by the Issuer’s stockholders at a special meeting held on September 7, 2023. Accordingly, all of the material conditions to the Tranche 3 Closing were satisfied on September 7, 2023, and the Tranche 3 Closing occurred on September 8, 2023. Based on the 241,771,221 shares of Common Stock outstanding as of September 7, 2023, as reported by the Issuer to the Reporting Persons, plus the 14,802,055 Tranche 3 Shares issued at the Tranche 3 Closing, GLNG NA owns (including the Tranche 1 Shares and Tranche 2 Shares) an aggregate of 17.5% of the Common Stock of the Issuer.

The Stock Purchase Agreement includes customary representations, warranties and covenants from the Issuer and GLNG NA. Pursuant to the Stock Purchase Agreement, the Issuer agreed to indemnify GLNG NA and its affiliates (collectively, the “Indemnified Parties”) from and against all claims, damages, losses and expenses (including fees and disbursements of counsel) incurred by the Indemnified Parties arising out of the Stock Purchase Agreement, except to the extent such claim, damages, loss or expense is found in a final order to have resulted from such Indemnified Party’s bad faith, actual fraud, gross negligence or willful misconduct.

In connection with the Tranche 1 Closing, the Issuer and GLNG NA entered into the following agreements, which govern the relationship between the Issuer, on the one hand, and the Reporting Persons, on the other hand.

Registration Rights Agreement

Pursuant to the Stock Purchase Agreement, the Issuer and GLNG NA entered into a registration rights agreement (the “Registration Rights Agreement”) in connection with the Tranche 1 Closing. Under the Registration Rights Agreement, the Issuer is required to file a registration statement within 180 days after the Tranche 1 Closing to permit the resale of shares of Common Stock held by GLNG NA. Additionally, GLNG NA may in certain instances elect to dispose of shares of Common Stock pursuant to an underwritten offering or engage in an underwritten block trade. GLNG NA will also have demand and piggy-back registration rights covering any shares of Common Stock held by GLNG NA. The Registration Rights Agreement also contains customary indemnification obligations.

Purchaser Rights Agreement

Pursuant to the Stock Purchase Agreement, the Issuer and GLNG NA entered into a purchaser rights agreement (the “Purchaser Rights Agreement”) in connection with the Tranche 1 Closing.

Right to Appoint Director. Pursuant to the Purchaser Rights Agreement, following the Tranche 2 Closing, the Issuer was required to increase the size of the Board by one person and grant GLNG NA the right to appoint one person to serve on the Board (the “Purchaser Designee”). Until GLNG NA’s and its affiliates’ ownership in the Issuer falls below 5% of the aggregate outstanding Common Stock of the Issuer at any time following the first time at which GLNG NA is entitled to designate the Purchaser Designee, the Issuer will nominate the Purchaser Designee for re-election at each of its annual meetings of stockholders at which the Purchaser Designee is up for re-election. In the event GLNG NA is not able to designate the Purchaser Designee as described in the Purchaser Rights Agreement, GLNG NA shall be entitled to designate a Board observer until such time that the Purchaser Designee may be appointed in accordance with the Purchaser Rights Agreement.

Preemptive Rights. Under the Purchaser Rights Agreement, following the Tranche 1 Closing, GLNG NA has the right, but not the obligation, to participate in future primary offerings of Common Stock or securities convertible into Common Stock (each, a “Preemptive Rights Offering”) on the same terms and conditions as third-party purchasers in an amount that would permit GLNG NA to maintain a fully-diluted ownership percentage in the Issuer (i) if the price per share of Common Stock in such Preemptive Rights Offering is equal to or greater than 110% of the weighed-average price per share of the Shares issued in the Closings (the “Pricing Condition”), at the lesser of (a) 15% or (b) GLNG NA’s fully-diluted ownership percentage immediately prior to such Preemptive Rights Offering, or (ii) if the Pricing Condition is not met with respect to such Preemptive Rights Offering, GLNG NA’s fully-diluted ownership percentage immediately prior to such Preemptive Rights Offering. The preemptive right provided under the Purchaser Rights Agreement will terminate at any time following the first time at which GLNG NA is entitled to designate the Purchaser Designee when GLNG NA’s and its affiliates’ ownership in the Issuer falls below 5% of the aggregate outstanding Common Stock of the Issuer.

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 11 of 14 Pages

Project Equity Rights. Under the Purchaser Rights Agreement, GLNG NA will have a right, but not the obligation, (i) to purchase up to 1.5 million metric tonnes of LNG per year for twenty years supplied from each of Train 4 and Train 5 of the Rio Grande Facility in connection with a final investment decision on such liquefaction trains (the “Train 4 Option” and “Train 5 Option,” respectively), (ii) provided that the Train 4 Option is exercised, to participate in the funding of 10% of the equity capital required to take a final investment decision on the development of Train 4, (iii) provided that the Train 5 Option is exercised, to participate in the funding of 10% of the equity capital required to take a final investment decision on the development of Train 5, and (iv) to participate in the funding of any carbon capture and storage project deployed at or in connection with the P1 Train Facilities in the same proportion as GLNG NA’s equity investment in JVCo and to participate in the funding of 10% of any carbon capture and storage project deployed at or in connection with Train 4 or Train 5 of the Rio Grande Facility to the extent GLNG NA has participated in the funding of the equity capital of the applicable train.

The information disclosed in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, Registration Rights Agreement and Purchaser Rights Agreement, copies of which are filed with the Schedule 13D as Exhibits 2, 3 and 4 and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2023

TOTALENERGIES SE

By:	/s/ Paul Moss-Bowpitt
Name:	Paul Moss-Bowpitt
Title:	Legal Director – Head of Corporate Transactions

TOTALENERGIES GESTION USA SARL

By:	/s/ Eric Bozec
Name:	Eric Bozec
Title:	General Manager

TOTALENERGIES HOLDINGS USA, INC.

By:	/s/ Rich Frazier
Name:	Rich Frazier
Title:	Assistant Secretary

TOTALENERGIES DELAWARE, INC.

By:	/s/ Rich Frazier
Name:	Rich Frazier
Title:	Secretary

GLOBAL LNG NORTH AMERICA CORP.

By:	/s/ Joseph Burfitt
Name:	Joseph Burfitt
Title:	Secretary

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 13 of 14 Pages

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Set forth below is the name and current principal occupation or employment of each director and executive officer, as applicable, of the Reporting Persons. The business address of each of the directors and executive officers of TotalEnergies and TotalEnergies Gestion USA is 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France. The business address of each of the other individuals listed below is 1201 Louisiana St. Suite 1800, Houston, TX 77002.

TOTALENERGIES SE

Patrick Pouyanné	Chairman and Chief Executive Officer	French
Helle Kristoffersen	President, Strategy & Sustainability	French and Danish
Stéphane Michel	President, Gas, Renewables & Power	French
Thierry Pflimlin	President, Marketing & Services	French
Bernard Pinatel	President, Raffinage-Chimie	French
Jean-Pierre Sbraire	Chief Financial Officer	French
Namita Shah	President, OneTech	French
Nicolas Terraz	President, Exploration & Production	French
Jacques Aschenbroich	Lead Independent Director	French
Marie-Christine Coisne-Roquette	Director	French
Lise Croteau	Director	Canadian
Mark Cutifani	Director	Australian
Maria van der Hoeven	Director	Dutch
Glenn Hubbard	Director	American
Anne-Marie Idrac	Director	French
Emma de Jonge	Director representing employee shareholders	Dutch
Anelise Lara	Director	Brazilian
Jean Lemierre	Director	French
Dierk Paskert	Director	German
Angel Pobbo	Director representing employees	French
Romain Garcia-Ivaldi	Director representing employees	French

TOTALENERGIES GESTION USA SARL

Eric Bozec	General Manager	French

TOTALENERGIES HOLDINGS USA, INC.

Mike Naeve	Director	American
Christophe Vuillez	Director, President and Chief Executive Officer	French
Alexander Adotevi	Director and Chief Financial Officer	German
Dawn Lannin	Director, General Counsel and Secretary	American
Eric Bozec	Director	French
Esmeralda Fernandez	Treasurer	American
Stacy Philips	Vice President, Tax	American
Rich Frazier	Assistant Secretary	American

CUSIP No. 65342K 105	SCHEDULE 13D/A	Page 14 of 14 Pages

TOTALENERGIES DELAWARE, INC.

Christophe Vuillez	Director and President	French
Alexander Adotevi	Director and Vice President	German
Stacy Philips	Vice President	American
Dawn Lannin	Director	American
Esmeralda Fernandez	Treasurer	American
Rich Frazier	Secretary	American

GLOBAL LNG NORTH AMERICA CORP.

Arnaud Lenail-Chouteau	Director	French
Amine Soudani	Director and President	French
Nicolas Durand	Director and Treasurer	French
Arnold Hernandez	Chief Compliance Officer	American
Joseph Burfitt	Secretary	American
Rochelle Pleasant	Assistant Secretary	American